Exhibit 8.1

List of Subsidiaries of the Registrant

Subsidiaries	Jurisdiction of Incorporation
Primech A & P Pte. Ltd.	Singapore
Acteef Cleaning Specialists Pte. Ltd.	Singapore
Maint-Kleen Pte. Ltd.	Singapore
Homehelpy Singapore Pte. Ltd.	Singapore
CSG Industries Pte. Ltd.	Singapore
Princeston International (S) Pte. Ltd.	Singapore
My All Services Sdn. Bhd.	Malaysia
Primech AI Holdings Limited	British Virgin Islands
Primech AI Investments Limited	British Virgin Islands
Primech AI Pte. Ltd.	Singapore
Primech Hong Kong Limited	Hong Kong